

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3010

December 23, 2009

Muriel F. Siebert
Siebert Financial Corp.
885 Third Avenue
New York, NY 10022

> **Re: Siebert Financial Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2009**
> **File No. 001-32248**

Dear Mrs. Siebert:

We have limited our review of your filing to those issues we have addressed in our comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K

Special Note Regarding Forward-Looking Statements, page 2

1. We note your reference to the Private Securities Litigation Reform Act of 1995. Please refer to Section 27A of the Securities Act and advise us as to why you believe you are eligible to take advantage of the safe harbors provided by the PSLRA or, alternatively, remove your reference to the PSLRA in future filings.

Liquidity and Capital Resources, page 19

2. We note that there was a decrease in your cash and cash equivalents in 2008 and
    that you experienced a net loss in the same year. To the extent that these changes
    in your financial condition represent a trend or uncertainty that will affect your
    liquidity in a material way, please disclose as such. Refer to Item 303(a). Please
    provide this disclosure in future filings.

Consolidated Statements of Operations, page F-3

3. We note that you are presenting the settlement of your lawsuit against Intuit, Inc.
    as a component of revenue. As it is described in Note B on page, F-10, the
    settlement pertains to the reversal of $2,024,000 of liabilities recognized by the
    company for expenses prior to December 31, 2003. Explain to us your basis in
    classifying this reversal as revenue as opposed to a reduction within expenses.
    Refer to Rule 5-03 of Regulation S-X.

Note I – Financial Instruments with off-balance sheet risk and concentrations of credit
risk, page F-15

4. We note that in the event that customers are unable to fulfill their contractual
    obligations the clearing broker may charge the company for any loss incurred in
    connection with the purchase or sale of securities at prevailing market prices to
    satisfy customers' obligations. Please explain to us how you account for in your
    financial statements your exposure relating to the risk that customers may not
    fulfill their contractual obligations with the clearing broker.

Form 10-Q for the quarter ended September 30, 2009

5. We note at times throughout your filing you have referred to legacy GAAP
    standards. Please note that the FASB Accounting Standards Codification became
    effective on July 1, 2009. As a result, all non-SEC accounting and financial
    reporting standards have been superseded. In future filings, please revise any
    references to accounting standards accordingly.

*   *   *   *

As appropriate, please respond to this comment within 10 business days or tell us
when you will provide us with a response. Please file your responses on EDGAR. Please
understand that we may have additional comments after reviewing your responses to our
comment.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosures in the filings reviewed by the staff to be certain that they have provided all

information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosures in the filings;

- staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Erin Martin, Attorney at (202) 551-3391, Angela McHale, Attorney at (202) 551-3655, or Yolanda Crittendon, Accountant at (202) 551-3472 or me at (202) 551-3413 with any other questions.

Sincerely,

Cicely LaMothe
Accounting Branch Chief